Form 51-102F4
                           Business Acquisition Report

Item 1 Identity of the Company

1.1 Name and address of Company
    YM BioSciences Inc.
    5045 Orbitor Drive
    Building 11, Suite 400
    Mississauga, Ontario
    L4W 4Y4

1.2 Executive Officer

For further information, please contact Mr. Len Vernon, Director, Finance & Administration at (905) 629-9761,

Item 2 Details of the Acquisition

2.1 Nature of Business Acquired

YM BioSciences Inc. ("YM") acquired all of the issued and outstanding shares of privately held DELEX Therapeutics Inc. ("DELEX") and a note receivable owed by DELEX to its former shareholders. DELEX is a Canadian biotechnology company engaged in developing technology for the treatment of pain. DELEX is advancing AeroLEF(TM), a proprietary technology for the treatment of acute and breakthrough pain, conditions that are common in cancer patients and underserved by existing technology. AeroLEF(TM), an inhalation delivery system that delivers both free and liposomal encapsulated fentanyl, an opioid drug widely prescribed to treat cancer pain, has completed a Phase IIa trial with positive results.

2.2 Date of Acquisition

May 2, 2005

2.3 Consideration

The purchase price for DELEX of approximately $10 million was paid in the form of 3,412,698 YM common shares, 1,825,396 of which are held in escrow and subject to release based on the passage of time over twenty-four months following closing. Additional consideration of 2,777,778 common shares has also been issued and will be held in escrow to be released only upon the achievement of specific milestones of DELEX's technology as follows: 396,825 upon regulatory approval for a Phase II clinical trial; 634,921 upon entering a collaboration or other licensing agreement; 1,111,112 upon initiation of the first Phase III clinical trial; and 634,920 upon initiation of the second Phase III clinical trial. YM will also make a payment of $4,750,000 in cash or common shares, or a combination of both, at the Company's option, to the former DELEX shareholders upon receipt of United States regulatory approval to market a product using DELEX's technology.

2.4 Effect on Financial Position

The Company does not have any plans or proposals for material changes that may have a significant effect on the results of the operations and financial position of the Company, on a consolidated basis. DELEX will continue as a wholly-owned subsidiary of YM.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

Not applicable

2.7 Date of Report

DATED at Toronto, this 28th day of June, 2005.

YM BioSciences Inc.

Per: "David G. P. Allan"
     -----------------------------------
     David G. P Allan
     Chief Executive Officer

Item 3 Financial Statements

The following financial statements are included as part of this Business Acquisition Report;

      (a) Financial statements of DELEX for the years ended December 31, 2004 and 2003 (including the reconciliation of differences between Canadian and United States generally accepted accounting principles) and the related audit report of Ernst & Young LLP, Chartered Accountants, dated February 4, 2005, except as note 11 which is as of June 3, 2005;

      (b) Unaudited interim financial statements of DELEX for the three months ended March 31, 2005 and 2004 (including the reconciliation of differences between Canadian and United States generally accepted accounting principles); and

      (c) YM unaudited pro forma consolidated balance sheet as at March 31, 2005, unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2005 and for the year ended June 30, 2004 (including the reconciliation of differences between Canadian and United States generally accepted accounting principles).

Financial Statements

DELEX Therapeutics Inc.
[A Development Stage Enterprise]
December 31, 2004

                                AUDITORS' REPORT

To the Shareholders of
DELEX Therapeutics Inc.

We have audited the balance sheets of DELEX Therapeutics Inc. [A Development Stage Enterprise] as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.


Toronto, Canada,                                          /s/ Ernst & Young LLP
February 4, 2005, except as to note 11                    Chartered Accountants
which is as of June 3, 2005

                    COMMENTS BY AUDITORS FOR U.S. READERS ON
                     CANADA AND U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated February 4, 2005, except as to note 11, which is as of June 3, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.


Toronto, Canada,
February 4, 2005, except as to note 11                    /s/ Ernst & Young LLP
which is as of June 3, 2005                               Chartered Accountants

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                                 BALANCE SHEETS
                      [See Basis of Presentation - note 2]

As at December 31

                                                                          2004              2003
                                                                            $                 $
------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                              765,162         1,022,188
Accounts receivable                                                     13,827            23,707
Investment tax credits recoverable [note 9]                            700,000         1,582,360
Prepaid expenses                                                        73,050            99,151
------------------------------------------------------------------------------------------------
Total current assets                                                 1,552,039         2,727,406
------------------------------------------------------------------------------------------------
Property and equipment, net [note 4]                                   394,766           483,757
------------------------------------------------------------------------------------------------
                                                                     1,946,805         3,211,163
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable                                                       248,003           239,769
Accrued liabilities                                                    141,290           124,560
Current portion of obligations under capital leases [note 10]            6,625            42,881
Debentures [note 5]                                                    684,053                --
------------------------------------------------------------------------------------------------
Total current liabilities                                            1,079,971           407,210
------------------------------------------------------------------------------------------------
Obligations under capital leases [note 10]                               1,419             8,949
------------------------------------------------------------------------------------------------
Total liabilities                                                    1,081,390           416,159
------------------------------------------------------------------------------------------------
Commitments [note 10]

Shareholders' equity
Share capital [note 6]                                              11,724,632        11,657,757
Deficit                                                            (10,859,217)       (8,862,753)
------------------------------------------------------------------------------------------------
Total shareholders' equity                                             865,415         2,795,004
------------------------------------------------------------------------------------------------
                                                                     1,946,805         3,211,163
================================================================================================

See accompanying notes

On behalf of the Board:

                        Director                Director

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                         STATEMENTS OF LOSS AND DEFICIT

Years ended December 31

                                                         2004              2003
                                                           $                 $
-------------------------------------------------------------------------------

EXPENSES
Research and development, net [notes 8 and 9]         864,936         1,461,934
General and administration                          1,035,862         1,385,990
Amortization                                          124,652           234,516
Interest expense                                       19,769            16,977
Interest income                                       (48,755)          (78,485)
-------------------------------------------------------------------------------
Net loss for the year                              (1,996,464)       (3,020,932)

Deficit, beginning of year                         (8,862,753)       (5,841,821)
-------------------------------------------------------------------------------
Deficit, end of year                              (10,859,217)       (8,862,753)
===============================================================================

Basic and diluted net loss
   per common share [note 6]                      $     (2.32)      $     (3.16)
===============================================================================

Weighted average number of common
   shares outstanding
   Basic and diluted                                1,215,000         1,215,000
===============================================================================

See accompanying notes

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                            STATEMENTS OF CASH FLOWS

Years ended December 31

                                                          2004             2003
                                                            $                $
-------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss for the year                               (1,996,464)      (3,020,932)
Add items not involving cash
   Amortization                                        124,652          234,516
   Compensation expense                                 41,723           24,715
Interest on capital leases                               9,686           14,172
Interest on debentures                                   9,205               --

Changes in non-cash working capital balances
   related to operations
   Accounts receivable                                   9,880           28,572
   Investment tax credits recoverable                  882,360         (654,058)
   Prepaid expenses                                     26,101           (2,074)
   Accounts payable                                      8,234          (64,775)
   Accrued liabilities                                  16,730         (209,740)
-------------------------------------------------------------------------------
Cash used in operating activities                     (867,893)      (3,649,604)
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of property and equipment                     (35,661)         (41,226)
-------------------------------------------------------------------------------
Cash used in investing activities                      (35,661)         (41,226)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of obligations under capital leases          (53,472)         (63,061)
Debenture issued for cash                              700,000               --
-------------------------------------------------------------------------------
Cash provided by (used in) financing activities        646,528          (63,061)
-------------------------------------------------------------------------------

Net decrease in cash during the year                  (257,026)      (3,753,891)
Cash and cash equivalents, beginning of year         1,022,188        4,776,079
-------------------------------------------------------------------------------
Cash and cash equivalents, end of year                 765,162        1,022,188
===============================================================================

See accompanying notes

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1. DESCRIPTION OF BUSINESS

DELEX Therapeutics Inc. ["DELEX" or the "Company"] was incorporated under the Companies Act of Nova Scotia. On April 9, 2002, the Company filed Articles of Continuance to continue in the province of Ontario and be governed by the Business Corporations Act (Ontario). The Company formally changed its name on April 25, 2000 from Liposome Pain Management Limited to DELEX Therapeutics Inc. The Company performs research and development activities in the pharmaceutical industry. To date, the Company has not earned any significant revenues and is considered to be an enterprise in the development stage.

2. BASIS OF PRESENTATION

The financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ["GAAP"] applied on a consistent basis.

These financial statements have been prepared on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred cumulative net losses since inception of $10,859,217 and has a shareholders' equity balance of $865,415 as at December 31, 2004. The Company is dependent on the continued support of its shareholders or securing alternative financing. The Company believes it will be able to meet its short-term cash flow requirements. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to generate sufficient future cash flow and/or obtain sufficient financing to fund its business to the point that it achieves profitable operations.

These financial statements do not give effect to any adjustments that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the realizability of investment tax credits ["ITCs"], useful lives of property and equipment and the permanent impairment, if any, in the book value of property and equipment.

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Cash and cash equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are carried at cost, which approximates fair value.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the following annual rates and methods which are expected to depreciate the cost of the property and equipment over their estimated useful lives:

Office equipment                                 20% declining balance
Computer hardware                                30% declining balance
Computer software                                straight-line over 2 years
Research and development equipment               20% declining balance
Leasehold improvements                           over the term of the lease
Other assets                                     straight-line over 20 years

Long-term obligations

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligations are included in long-term obligations and reflect the present value of future lease payments, discounted at an appropriate interest rate.

Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. The Company has not deferred any development costs during the year ended December 31, 2004 [2003 - nil] and no unamortized deferred development costs are recorded on the balance sheet.

Investment tax credits

ITCs are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. For statement of loss and deficit purposes, the ITCs are recorded as a reduction of the related research and development expenditures.

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of the assets and liabilities, measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The amount of future income tax assets recorded is limited to the amount that is more likely than not to be realized. Valuation allowances are established when necessary to reduce future income tax assets to the amounts expected to be realized.

Loss per share

Loss per share is calculated based on net loss attributable to common shareholders. Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 8. Stock options and warrants awarded to non-employees on or after January 1, 2002 are accounted for using the fair value method. Stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Fair value is calculated using the Black-Scholes model with the assumptions described in note 7. Consideration paid on the exercise of stock options and warrants is credited to share capital.

Financial instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, accounts receivable, investment tax credits recoverable, accounts payable and accrued liabilities and debentures. As at December 31, 2004, there is no significant difference between the carrying value of these amounts and their estimated fair value.

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2004

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                2004                      2003
                                        --------------------      --------------------
                                          Cost Amortization         Cost Amortization
                                           $            $            $            $
--------------------------------------------------------------------------------------
Office equipment                         97,052       40,450       95,087       26,551
Computer hardware                        48,466       30,970       48,223       23,531
Computer software                        29,027       28,457       28,213       24,645
Research and development equipment      429,409      171,603      410,270      110,725
Leasehold improvements                  275,838      268,570      262,338      236,084
--------------------------------------------------------------------------------------
Other assets                             90,271       35,247       90,271       29,109
                                        970,063      575,297      934,402      450,645
Less accumulated amortization           575,297                   450,645
--------------------------------------------------------------------------------------
Net book value                          394,766                   483,757
======================================================================================

At December 31, 2004, included in property and equipment is equipment acquired under capital leases with a cost of $127,774 [2003 - $127,774] and related accumulated amortization of $43,077 [2003 - $21,902].

During the year ended December 31, 2004, the Company did not acquire equipment under capital leases [2003 - $71,792]. These transactions are considered to be non-cash transactions and accordingly they have been excluded from the statements of cash flows.

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2004

5. DEBENTURES

On December 6, 2004, the Company issued three convertible debentures with a principal amount of $400,000, $250,000 and $50,000 respectively. The convertible debentures each bear an interest rate of 20% per annum. The convertible debentures mature and become due and fully payable on the earlier of [a] September 6, 2005; [b] five business days following the Company's receipt of all or substantially all of its Scientific Research and Experimental Development ["SR&ED"] tax credits for the fiscal year ended December 31, 2004; or [c] an event of default. The convertible debentures are repayable earlier than maturity only with the consent of the holder. As at December 31, 2004, no payment against accrued interest or principal for any of the convertible debentures by the Company had been made.

In the event that a new equity financing occurs prior to maturity with aggregate proceeds to the Company of at least $4,000,000 [which amount would include the principal and accrued interest of the convertible debentures] [a "Qualified Financing"], all of the principal and accrued interest for all of the convertible debentures will be converted to the securities issued in the Qualified Financing at a per-security price of 75% of the price to new investors. In the event that a new equity financing occurs prior to maturity that does not qualify as a Qualified Financing, then, at the sole option of the holder, all of the principal and accrued interest for any of the convertible debentures can be converted to the securities issued in the transaction at a per-security price of 75% of the price to new investors.

Prior to maturity, in the event of [i] the liquidation, dissolution or winding up, whether voluntary or involuntary, of the affairs of the Company; or [ii] the sale of all or substantially all of the Company's property and assets; or [iii] the amalgamation or merger of the Company with another corporation or an arrangement or other transaction, pursuant to which the holders of voting securities of the Company immediately prior to the transaction hold, immediately after the transaction, less than 50% of the voting power to elect directors of the combined entity [each a "Liquidation Event"]; or [iv] a sale or other distribution to the public of common shares from the Company's treasury and/or by way of a secondary offering, by way of a receipted prospectus under the Securities Act (Ontario), as amended, or similar document filed under other applicable laws in Canada, at a public offering price of not less than $7.00 [proportionately adjusted for any stock split, stock dividend, stock combination and similar events] and which results in net proceeds to the Company of at least $20,000,000 and pursuant to which the common shares are listed on one or more of the Toronto Stock Exchange, the NASDAQ National Market System, or the New York Stock Exchange; or [v] a firm commitment underwritten public offering of common shares pursuant to an effective registration statement under the United States Securities Act of 1933, at a public offering price of not less than $7.00 [in Canadian currency and as proportionately adjusted for any stock split, stock dividend, stock combination and similar events] and which results in net proceeds to the Company of at least [$20,000,000 Canadian currency equivalent] and pursuant to which the common shares are listed on one or more of the Toronto Stock Exchange, the NASDAQ National Market System, or the New York Stock Exchange; then, at the sole option of the holder and prior to the transaction described above, all of the principal and accrued interest for any convertible debentures can be converted to Special preference shares of the Company at a conversion price of $1.2825 per Special preference share.

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2004

As part of the transaction to issue the convertible debentures, the Company assigned the proceeds of any SR&ED tax credits for the fiscal year ended December 31, 2004 to be received from Canada Revenue Agency and the Province of Ontario to the purchasers of the convertible debentures.

As part of the transaction to issue the convertible debentures, the Company entered into a General Security Agreement with the purchasers of the convertible debentures under which the purchasers of the convertible debentures are granted a security interest in the property, assets, rights and undertakings of the Company. Certain obligations of the Company are excepted out of this security interest. The convertible debentures and the security interest are subordinated or subrogated to certain other types of indebtedness that the Company could from time to time be subject to.

Certain other shareholders of the Company have the right to purchase convertible debentures on the same terms as are described above. As at December 31, 2004, one such shareholder had advised the Company that it wished to purchase a convertible debenture for a principal amount of $48,697. At December 31, 2004, this transaction had not closed and the Company had not received any payment from this shareholder.

A portion of the debentures has been allocated to shareholders' equity as they contain both a liability and an equity element arising from the conversion feature. The Company has calculated the liability component of the debentures as the present value of the interest payments and repayment of the principal amount discounted at a rate estimated to be equivalent to a similar debt with no equity element attached. The net proceeds received from the issuance of the debentures, less the liability component, have been classified as shareholders' equity. The effective interest rate for the liability component is 25%. The difference between the allocated amount and the principal amount of the debentures is then amortized as interest expense.

The carrying values for the debentures are determined as follows:

                                                             2004           2003
                                                               $              $
--------------------------------------------------------------------------------

Total principal of debentures issued                      700,000             --
Less amounts allocated to conversion feature              (25,152)            --
--------------------------------------------------------------------------------
Amount allocated to debentures                            674,848             --
Add accrued interest                                        9,205             --
--------------------------------------------------------------------------------
                                                          684,053             --
================================================================================

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                          NOTES TO FINANCIAL STATEMENTS

December 31, 2004

6. SHARE CAPITAL

Share capital consists of common shares, Class A preference shares, Class B preference shares, Special preference shares, convertible debenture, warrants and contributed surplus. Share transactions are summarized as follows:

                                                                                                Preference shares
                                                                              ---------------------------------------------------
                                                        Common shares                  Class A                     Class B
                                                       #             $             #             $             #             $
---------------------------------------------------------------------------------------------------------------------------------
Balance at April 5, 1994, date of disposition     1,100,000           100            --            --            --            --
Issued for cash                                          --            --       600,000       599,999     2,923,977     4,914,083
Issued in exchange for patent application            60,000        60,000            --            --            --            --
Issued for employment services                       55,000        58,850            --            --            --            --
Issued upon exercise of warrants                         --            --       300,000       225,001            --            --
Issued upon conversion of debenture                      --            --            --            --       363,158       621,000
Issued upon conversion of debenture                      --            --            --            --            --            --
Issued for cash, net of share issue costs                --            --            --            --            --            --
Compensation expense for options
  granted to non-employees                               --            --            --            --            --            --
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                      1,215,000       118,950       900,000       825,000     3,287,135     5,535,083
Compensation expense for options
  granted to non-employees                               --            --            --            --            --            --
Compensation expense for options
  granted to employees                                   --            --            --            --            --            --
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                      1,215,000       118,950       900,000       825,000     3,287,135     5,535,083
Equity component of debentures [note 5]                  --            --            --            --            --            --
Compensation expense for options
  granted to employees                                   --            --            --            --            --            --
Compensation expense for options
  granted to non-employees                               --            --            --            --            --            --
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                      1,215,000       118,950       900,000       825,000     3,287,135     5,535,083
=================================================================================================================================

                                                     Preference shares
                                                  -----------------------                                   Contributed
                                                           Special                     Warrants               surplus       Total
                                                       #             $             #              $              $            $
-----------------------------------------------------------------------------------------------------------------------------------
Balance at April 5, 1994, date of disposition            --            --            --             --             --           100
Issued for cash                                          --            --       300,000              1             --     5,514,083
Issued in exchange for patent application                --            --            --             --             --        60,000
Issued for employment services                           --            --            --             --             --        58,850
Issued upon exercise of warrants                         --            --      (300,000)            (1)            --       225,000
Issued upon conversion of debenture                      --            --            --             --             --       621,000
Issued upon conversion of debenture               1,255,810     2,147,435            --             --             --     2,147,435
Issued for cash, net of share issue costs         1,812,866     3,000,868            --             --             --     3,000,868
Compensation expense for options
  granted to non-employees                               --            --            --             --          5,706         5,706
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                      3,068,676     5,148,303            --             --          5,706    11,633,042
Compensation expense for options
  granted to non-employees                               --            --            --             --         16,215        16,215
Compensation expense for options
  granted to employees                                   --            --            --             --          8,500         8,500
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                      3,068,676     5,148,303            --             --         30,421    11,657,757
Equity component of debentures [note 5]                  --            --            --             --         25,152        25,152
Compensation expense for options
  granted to employees                                   --            --            --             --         15,047        15,047
Compensation expense for options
  granted to non-employees                               --            --            --             --         26,676        26,676
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                      3,068,676     5,148,303            --             --         97,296    11,724,632
===================================================================================================================================

Common shares

The authorized number of common shares is unlimited. Each common share is entitled to one vote. The Company will not declare or pay any dividends to common shareholders until the holders of outstanding Class B preference shares and Special preference shares will have first received all accrued and unpaid dividends.

During the year ended December 31, 2000, the Company issued 60,000 common shares at a price per share of $1.00 to a director, as part of a non-monetary transaction, in exchange for a patent application developed by the individual.

During the year ended December 31, 2001, the Company issued 55,000 common shares to an executive at a price per share of $0.0001 pursuant to the executive's employment agreement entered into during the year. Compensation expense in the amount of $58,850, representing the difference between the fair value of the common shares and the issue price, was recorded during the year.

Class A preference shares

The authorized number of Class A preference shares is unlimited. Each Class A preference share is entitled to a number of votes per share equal to the number of common shares into which the Class A preference shares can be converted and is not entitled to dividends. The Class A preference share issue price per share was $1.00.

At the option of the shareholder, each Class A preference share will be convertible, at the conversion rate in effect on the date of conversion, into fully paid and non-assessable common shares. All of the outstanding Class A preference shares will automatically be converted, at the then-applicable conversion rate, into fully paid and non-assessable common shares immediately upon the completion of a public offering of common shares resulting in net proceeds to the Company of at least $20 million for not less than $7 per share and a listing of the common shares on the NASDAQ National Market System, Toronto Stock Exchange or New York Stock Exchange.

During the year ended December 31, 2001, the 300,000 warrants were exercised at a price that was negotiated between the Company and the warrant holder and resulted in 300,000 Class A preference shares being issued at a price per share of $0.75.

Class B preference shares and Special preference shares

The authorized number of Class B preference shares is unlimited. Each Class B preference share is entitled to a cumulative fixed, preferential dividend equal to 7% per annum of the original issue price per share of $1.71, compounded quarterly. The Class B preference shares have accumulated $1,545,567 [2003 - $1,087,538] in dividend arrears. Each Class B preference share is entitled to a number of votes per share equal to the number of common shares into which the Class B preference shares can be converted. At the option of the shareholder, each Class B preference share will be convertible, without the payment of any additional consideration, into a number of fully paid and non-assessable common shares obtained using a prescribed formula.

The authorized number of Special preference shares is unlimited. Each Special preference share is entitled to a cumulative fixed, preferential dividend equal to 7% per annum of the original share issue price of $1.71. The Special preference shares have accumulated $760,807 [2003 - $394,241] in dividend arrears. Each Special preference share is entitled to a number of votes per share equal to the number of common shares into which the Special preference share can be converted, assuming conversion to Class B preference shares first. At the option of the shareholder, each Special preference share will be convertible, without the payment of any additional consideration, into a number of fully paid and non-assessable Class B preference shares based on a prescribed formula, or a number of fully paid and non-assessable new securities issued by the Company under a new financing for gross proceeds of at least $4 million.

Each Class B preference share and Special preference share [as if such shares were first converted into Class B preference shares] will automatically be converted, at the then-applicable conversion price, into fully paid and non-assessable common shares immediately upon the completion of a public offering of common shares resulting in net proceeds to the Company of at least $20 million for not less than $7 per share and a listing of the common shares on the NASDAQ National Market System, Toronto Stock Exchange or New York Stock Exchange.

In the event of a liquidation, dissolution, wind-up of the Company or merger, amalgamation or consolidation with or into any other company, the Class B preference shares and the Special preference shares will have equal entitlement, and in preference to the holders of the Class A preference shares and the common shares, to be paid first out of the assets of the Company available for distribution to holders of the Company's capital stock of all classes in an amount equal to the adjusted Class B preference share price plus dividends in arrears and Special preference share price, respectively. After payment of such sums, the holders of Class B preference shares and Special preference shares will participate on a pro rata basis on an as if-converted basis with the holders of all other shares in any remaining proceeds.

During the year ended December 31, 2001, a $600,000 convertible debenture plus accrued interest of $21,000 was converted into 363,158 Class B preference shares at the rate of $1.71 per share. At the same time, the Company also issued 2,923,977 Class B preference shares at a price of $1.71 per share for net proceeds of $4,914,083 after issuance costs of $85,918.

During the year ended December 31, 2002, the New Generation Biotech (Equity) Fund Inc. convertible debenture ["NewGen debenture"] amounting to $2.1 million plus accrued interest of $47,435 was converted into 1,255,810 Special preference shares at the rate of $1.71 per share. At the same time, the Company also issued 1,812,866 Special preference shares at a price of $1.71 per share for net proceeds of $3,000,868 after issuance costs of $99,132.

Loss per share

Loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the reporting period. Loss per share, for all periods presented, was calculated using the weighted average number of common shares outstanding during the year, as follows:

                                                          Year ended       Year ended
                                                        December 31,     December 31,
                                                                2004             2003
                                                                  $                $
-------------------------------------------------------------------------------------
Basic loss per share
Net loss for the year                                     (1,996,464)      (3,020,932)
Dividend in arrears on Class B preference shares            (458,029)        (449,992)
Dividend in arrears on Special preference shares            (366,566)        (369,082)
-------------------------------------------------------------------------------------
Net loss attributable to common shareholders              (2,821,059)      (3,840,006)
=====================================================================================

Weighted average number of common shares outstanding
Basic                                                      1,215,000        1,215,000
=====================================================================================

Basic loss per share                                      $    (2.32)      $    (3.16)
=====================================================================================

For the year ended December 31, 2004, the Class A preference shares, Class B preference shares, Special preference shares, convertible debentures, warrants and stock options have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

7. STOCK-BASED COMPENSATION PLAN

On June 12, 2001, the Company established an employee stock option plan [the "Plan"] for employees, directors and consultants. Under the Plan, the Company may grant options, net of forfeitures, for up to 810,320 common shares. The exercise price is determined by the Board of Directors, with such price not to be lower than the fair market value on the date of the grant. An option's maximum term under the Plan is 6 years. The Board of Directors determines vesting of the options and options generally vest at the rate of 25% of the number of shares granted under the option in each year subsequent to the first anniversary of the date of grant.

The following tables summarize the option activity for the Company's share option plan in aggregate for the years ended December 31:

                                                  2004                             2003
                                       ------------------------         ------------------------
                                                       Weighted                         Weighted
                                                        average                          average
                                         Number        exercise            Number       exercise
                                       of options        price          of options        price
                                            #              $                 #              $
------------------------------------------------------------------------------------------------
Outstanding, beginning of year           627,300           1.50           626,883           1.50
Granted                                    8,000           1.71           113,917           1.71
Forfeited                                (32,500)          1.71          (113,500)          1.71
------------------------------------------------------------------------------------------------
Outstanding, end of year                 602,800           1.49           627,300           1.50
================================================================================================

The following table summarizes information about options outstanding and exercisable at December 31, 2004:

                                Options outstanding      Options exercisable
                           --------------------------    -------------------
                                            Weighted
                                             average
                              Number        remaining               Number
Exercise prices            of options         life                of options
     $                          #            [years]                   #
----------------------------------------------------------------------------

    1.00                    185,000            2.16                   67,500
    1.71                    417,800            3.37                  419,147
----------------------------------------------------------------------------
                            602,800            3.00                  486,647
============================================================================

On January 1, 2004, the Company elected to adopt the prospective approach for its fiscal year to recognize compensation expense for stock options granted to employees. As a result, the Company has recorded the $15,047 [2003 - $8,500] in compensation costs associated with stock options awarded to employees after January 1, 2003 in its general and administration expenses for the year ended December 31, 2004.

The Company recognizes compensation expense for stock options granted to employees, which are exercisable at fair market value at the date of the grant. Due to the fact the Company is a privately held company, option volatility is based on disclosed volatility rates of Canadian public companies operating in the research and development of therapeutic agents. Significant assumptions were used to estimate the value of the stock options granted as follows:

                                                                  2004      2003
                                                                    $         $
--------------------------------------------------------------------------------

Volatility [percentage]                                           62.0      75.0
Expected option life [years]                                       6.0       6.0
Risk-free interest rate [percentage]                               2.8       3.5
================================================================================

The fair value of options granted to non-employees is determined using the Black-Scholes option-pricing model. During the year ended December 31, 2004, the Company recognized $26,676 [2003 - $16,215] in compensation expense relating to options granted to non-employees.

8. RESEARCH AND DEVELOPMENT PROJECTS

Cumulative research and development expenses are as follows:

                                               Year ended             Year ended
                                             December 31,           December 31,
                                                     2004                   2003
                                                       $                      $
--------------------------------------------------------------------------------

AeroLEF(TM)                                       748,243              1,196,958
LTHC                                                   --                 24,554
ROSE-DS(TM)                                       116,693                240,422
--------------------------------------------------------------------------------
Total expensed                                    864,936              1,461,934
================================================================================

Opioid Analgesic Research Project ["AeroLEF(TM)"]

The Company's aerosolized liposome encapsulated Fentanyl ["AeroLEF(TM)"] formulation is currently in clinical trials. During 2004, the Company completed a Phase II clinical trial to evaluate the effect of AeroLEF(TM) in the treatment of acute, post-operative pain. The study involved a unique "dose to effective analgesia" approach using AeroLEF(TM) as the primary analgesic treatment in adult patients experiencing moderate to severe pain following an elective knee surgery known as arthroscopic anterior cruciate ligament ["ACL"] reconstruction. The Phase II study was designed to assess the ability of AeroLEF(TM) to provide rapid analgesia with an extended duration of action following self-titration by the patient to their individual pain relief requirement.

The Company believes that its AeroLEF(TM)'s rapid onset, prolonged duration of effect and personalized dosing will offer important benefits and have broad application in patients experiencing acute pain, cancer pain and breakthrough pain.

The Company intends to develop and conduct further studies relating to the safety, toxicity, formulation and manufacturing of AeroLEF(TM) that will be required for further Investigational New Drug Application ["IND"] submissions and clinical trials in the United States and Canada.

Cannabinoid Research Project ["LTHC"]

In January 21, 2001, DELEX entered into a co-ownership agreement with the Department of National Defence for the pulmonary delivery of liposome encapsulated tetrahydrocannabinoids ["LTHC"]. LTHC was designed for potential applications in the management of patients with pain, emesis, seizures, glaucoma, or appetite stimulation for HIV patients.

The Company conducted animal studies at Dalhousie University to evaluate the tissue distribution and efficacy of LTHC in rodent models.

Following a critical review of the preclinical results, potential market opportunity, intellectual property and competitive environment, DELEX determined that LTHC opportunity did not meet the Company's strategic objectives. DELEX informed the Department of National Defence that the Company would not pursue further development of the LTHC product.

Platform Research Project ["ROSE-DS(TM)"]

The Company's proprietary platform technology, ROSE-DS(TM), incorporates pharmaceutical actives, into a liposomal formulation that when administered by inhalation provides a patient with a drug delivery profile that is both a rapid onset of action [quick relief], a sustained duration [extended relief] of therapeutic efficacy and the opportunity for personalized dosing to address the variable needs of patients. Management believes that no other commercially available drug delivery system currently provides the same profile. The novel ROSE-DS(TM) delivery profile will be useful for a number of therapeutic indications such as acute pain, breakthrough cancer pain, as well as neuropathic pain and nausea and emesis.

Initially, the Company intends to apply ROSE-DS(TM) technology to optimize the delivery of small molecule drugs with established efficacy and safety. An additional product in preclinical development in the research and development pipeline includes an antiemetic drug for the treatment of nausea and vomiting induced by chemotherapy or radiation therapy. During 2004, the research program demonstrated the application of the Company's proprietary formulation technology to a broad class of active pharmaceutical ingredients. During 2004, the Company filed six patent applications related to the various aspects of the ROSE-DS(TM) technology, including proprietary compositions with numerous drug candidates as well as additional patent claims related to the AeroLEF(TM) product.

All property and equipment of the Company available for research and development are non-project specific and are available for use on all research activities regardless of function or therapeutic indication.

9. INCOME TAXES

[a] As at December 31, 2004, the Company has accumulated non-capital losses for income tax purposes of approximately $6,468,000 [2003 - $5,319,500] which can be carried forward to reduce future Canadian taxable income. These income tax loss carryforwards will expire as follows:

                                                                              $
      --------------------------------------------------------------------------

      2005                                                                   600
      2006                                                                 8,400
      2007                                                               485,000
      2008                                                             1,030,000
      2009                                                             1,876,000
      2010                                                             1,879,000
      2011                                                             1,189,000
      ==========================================================================

      As at December 31, 2004, the Company also has approximately $4,170,000 [2003 - $3,591,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years' taxable income. During fiscal 2004, the Company recorded $700,000 [2003 - $800,000] of refundable ITCs and this is included in investment tax credits recoverable on the balance sheets. The Company has approximately $70,000 in federal investment tax credits that can be carried forward for up to 10 years and used to reduce the Company's income taxes payable. These investment tax credits will expire as follows:

                                                                              $
      --------------------------------------------------------------------------

      2011                                                                11,000
      2012                                                                48,000
      2013                                                                 4,000
      2014                                                                 7,000

[b]   Significant components of the Company's future tax assets are as follows:

                                                            2004           2003
                                                              $              $
      -------------------------------------------------------------------------

      Future tax assets
      Property and equipment                             137,000        104,000
      Non-capital loss carryforwards                   2,366,000      1,922,000
      Canadian scientific research and experimental
        development expenditures                       1,760,000      1,307,000
      Federal ITCs                                        55,000         49,000
      Financing costs                                     22,000         26,000
      -------------------------------------------------------------------------
      Total future tax assets                          4,340,000      3,408,000
      -------------------------------------------------------------------------

      Future tax liabilities
      ITC liability                                     (127,000)      (149,000)
      -------------------------------------------------------------------------
      Total future tax liabilities                      (127,000)      (149,000)
      Valuation allowance                             (4,213,000)    (3,259,000)
      -------------------------------------------------------------------------
      Net future tax assets                                   --             --
      =========================================================================

10. LEASE COMMITMENTS

Operating leases

The Company has entered into agreements for future minimum annual lease payments for its premises for the year ending December 31 as follows:

                                                                              $
--------------------------------------------------------------------------------

2005                                                                      23,076
================================================================================

Capital leases

The Company leases office and lab equipment under capital leases expiring at various dates to the year 2006. Future minimum annual lease payments are as follows:

                                                                             $
-------------------------------------------------------------------------------

2005                                                                      7,937
2006                                                                      1,719
-------------------------------------------------------------------------------
                                                                          9,656
Less amounts representing interest at approximately 10% to 35%           (1,612)
-------------------------------------------------------------------------------
                                                                          8,044
Less current portion                                                     (6,625)
-------------------------------------------------------------------------------
                                                                          1,419
===============================================================================

11. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The Company's financial statements are prepared in accordance with generally accepted accounting principles ["GAAP"] in Canada, which differ in certain respects from those applied in the United States. The following items present the impact of material differences between Canadian GAAP and U.S. GAAP on the Company's financial statements.

[a]   Reconciliation of net loss under Canadian and U.S. GAAP:

                                                          Year ended          Year ended
                                                        December 31,        December 31,
                                                                2004                2003
                                                                  $                   $
      ----------------------------------------------------------------------------------
      Loss for the year under Canadian GAAP               (1,996,464)         (3,020,932)
      Adjust to remove stock-based compensation
        expense for employees [i]                             15,047               8,500
      Add stock-based compensation expense for
        non-employees prior to January 1, 2002 [ii]               --              (3,785)
      ----------------------------------------------------------------------------------
      Loss for the year under U.S. GAAP                   (1,981,417)         (3,016,217)
      ----------------------------------------------------------------------------------

      [i]   Stock-based compensation for employees

            Under Canadian GAAP, stock-based compensation costs related to employee options granted subsequent to January 1, 2003 are required to be expensed. Under U.S. GAAP, there is no requirement to expense stock-based compensation costs related to employees.

      [ii]  Stock-based compensation for non-employees

            Under Canadian GAAP, stock-based compensation costs related to non-employee options granted prior to January 1, 2002 are not expensed. Under U.S. GAAP, all options granted to non-employees subsequent to July 1, 1995 are required to be expensed.

[b]   Financial instruments:

      Under Canadian GAAP prescribed by The Canadian Institute of Chartered Accountants' Handbook Section 3860 "Financial Instruments - Disclosure and Presentation", the debentures issued by the Company in 2004 contain both a debt and an equity component and have been split for balance sheet presentation. Under U.S. GAAP, the debentures are classified as debt instruments. There is no impact on the amount of net loss for the years presented. Under U.S. GAAP as at December 31, 2004, the debentures would be $25,152 higher and the contributed surplus would be reduced by the same amount.

[c]   Pro forma stock option disclosure:

      Under Canadian GAAP, the Company recognizes compensation expense for stock options granted to employees on or after January 1, 2003 and recognizes the pro forma impact of stock options granted prior to January 1, 2003. Under U.S. GAAP, the Company follows the provision of APB 25 and does not recognize stock-based compensation for employees. The following table outlines the pro forma impact of options granted that have not been recognized as an expense. The compensation cost for these options is determined under the fair value method for awards granted on or after July 1, 1995:

                                                     Year ended      Year ended
                                                   December 31,    December 31,
                                                           2004            2003
                                                             $               $
      -------------------------------------------------------------------------

      Loss for the year under U.S. GAAP              (1,981,417)     (3,016,217)
      Pro forma stock-based compensation expense       (115,319)       (108,646)
                                                                     ----------

      Pro forma loss for the year under U.S. GAAP    (2,096,736)     (3,124,863)
      -------------------------------------------------------------------------

      Pro forma basic and diluted loss
         per common share                            $    (2.40)     $    (3.25)
      =========================================================================

      The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out below:

      --------------------------------------------------------------------------
      Risk-free interest rate                                        3.5% - 3.9%
      Dividend yield                                                          0%
      Volatility factor                                                      75%
      Expected life of options                                           6 years
      Vesting period [months]                           Immediately to 48 months
      --------------------------------------------------------------------------

[d]   Investment tax credits:

      Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. U.S. GAAP permits such amounts to be accounted for as a reduction of income tax expense. There is no impact on the loss for the year as a result of this GAAP difference. Investment tax credits earned are as follows:

                                                                                     From
                                                                             inception on
                                                                                 April 5,
                                             Year ended       Year ended          1994 to
                                           December 31,     December 31,     December 31,
                                                   2004             2003             2004
                                                     $                $                $
      -----------------------------------------------------------------------------------
      Investment tax credits earned           1,017,943          796,050        3,133,097
      ===================================================================================

12. FINANCIAL INSTRUMENTS

Foreign currency rate risk

The Company's activities that result in exposure to fluctuations in foreign currency exchange rates consist of the purchase of services, supplies and property and equipment from suppliers billing in foreign currencies. The Company does not use derivative instruments to hedge its currency risk. Of the Company's accounts payable and accrued liabilities, 26% [2003 - 39%] are denominated in foreign currencies.

Interest risk

Interest risk arises from the potential that changes in the interest rate on the Company's investments may result in a decrease in interest income. The Company invests in short-term, high quality and highly liquid investments and does not use derivative instruments to manage its interest risk.

13. SEGMENTED INFORMATION

The Company considers itself to be in one business segment, that is, the research and development of therapeutic agents, and operates in Canada.

14. COMPARATIVE FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 financial statements.

Interim Financial Statements
[Expressed in Canadian dollars]

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

March 31, 2005
[Unaudited]

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                              INTERIM BALANCE SHEET

[Unaudited]                                                 As at            As at
                                                          March 31,      December 31,
[Expressed in Canadian dollars]                             2005             2004
                                                              $                $
-------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                   853,242           765,162
Accounts receivable                                          17,446            13,827
Investment tax credits recoverable                          839,830           700,000
Prepaid expenses                                             43,656            73,050
-------------------------------------------------------------------------------------
Total current assets                                      1,754,174         1,552,039
-------------------------------------------------------------------------------------
Property and equipment, net                                 381,718           394,766
-------------------------------------------------------------------------------------
                                                          2,135,892         1,946,805
=====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable                                            210,096           248,003
Accrued liabilities                                         157,643           141,290
Current portion of obligations under capital lease            5,555             6,625
Debentures [note 2]                                       1,419,535           684,053
-------------------------------------------------------------------------------------
Total current liabilities                                 1,792,829         1,079,971
-------------------------------------------------------------------------------------
Obligations under capital lease                                  --             1,419
-------------------------------------------------------------------------------------
Total liabilities                                         1,792,829         1,081,390
-------------------------------------------------------------------------------------

Shareholders' equity
Common shares                                               118,950           118,950
Class A preference shares                                   825,000           825,000
Class B preference shares                                 5,535,083         5,535,083
Special preference shares                                 5,148,303         5,148,303
Contributed surplus                                         117,025            97,296
Deficit                                                 (11,401,298)      (10,859,217)
-------------------------------------------------------------------------------------
Total shareholders' equity                                  343,063           865,415
-------------------------------------------------------------------------------------
                                                          2,135,892         1,946,805
=====================================================================================

See accompanying notes

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                      INTERIM STATEMENT OF LOSS AND DEFICIT

                                                    Three               Three
                                                   months              months
[Unaudited]                                         ended               ended
                                                  March 31,           March 31,
[Expressed in Canadian dollars]                     2005                2004
                                                      $                   $
-------------------------------------------------------------------------------

EXPENSES
Research and development, net                       192,467             387,630
General and administration                          275,961             290,888
Amortization                                         19,990              52,379
Interest expense                                     55,349               3,832
Interest income                                      (1,686)            (32,478)
-------------------------------------------------------------------------------
Net loss for the period                            (542,081)           (702,251)

Deficit, beginning of period                    (10,859,217)         (8,862,753)
-------------------------------------------------------------------------------
Deficit, end of period                          (11,401,298)         (9,565,004)
===============================================================================

Basic and diluted net loss
   per common share [note 3]                    $     (0.63)        $     (0.73)
===============================================================================

Weighted average number of common
   shares outstanding
Basic and diluted                                 1,215,000           1,215,000
===============================================================================

See accompanying notes

DELEX Therapeutics Inc.
[A Development Stage Enterprise]

                         INTERIM STATEMENT OF CASH FLOWS

                                                       Three            Three
                                                      months           months
[Unaudited]                                            ended            ended
                                                     March 31,        March 31,
[Expressed in Canadian dollars]                        2005             2004
                                                         $                $
-------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss for the period                               (542,081)        (702,251)
Add items not involving cash
   Amortization                                         19,990           52,379
   Non-cash debenture interest [note 5]                 11,870               --
   Compensation expense                                  7,670            9,339
Interest on capital leases                               7,535            3,832
Interest on debentures                                  35,671               --

Changes in non-cash working capital balances
   related to operations
   Accounts receivable                                  (3,619)          10,500
   Investment tax credits recoverable                 (139,830)         448,637
   Prepaid expenses                                     29,394           14,131
   Accounts payable                                    (37,907)         (69,041)
   Accrued liabilities                                  16,353          263,538
-------------------------------------------------------------------------------
Cash provided by (used in) operating activities       (594,954)          31,064
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of property and equipment                      (6,942)          (6,376)
-------------------------------------------------------------------------------
Cash used in investing activities                       (6,942)          (6,376)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of obligations under capital lease           (10,024)         (15,924)
Debentures issued for cash                             700,000               --
-------------------------------------------------------------------------------
Cash provided by (used in) financing activities        689,976          (15,924)
-------------------------------------------------------------------------------

Net increase in cash during the period                  88,080            8,764
Cash and cash equivalents, beginning of period         765,162        1,022,188
-------------------------------------------------------------------------------
Cash and cash equivalents, end of period               853,242        1,030,952
===============================================================================

See accompanying notes

1. BASIS OF PRESENTATION

DELEX Therapeutics Inc. ["DELEX" or the "Company"] was incorporated under the Companies Act of Nova Scotia. On April 9, 2002, the Company filed Articles of Continuance to continue in the province of Ontario and be governed by the Business Corporations Act (Ontario). The Company performs research and development activities in the pharmaceutical industry. To date, the Company has not earned any significant revenues and is considered to be an enterprise in the development stage.

These unaudited interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim financial reporting and do not include all of the disclosures required for annual financial statements. Thus, these unaudited interim financial statements should be read in conjunction with the audited financial statements and notes as at and for the years ended December 31, 2004 and 2003. These interim financial statements follow the same accounting policies and methods as the annual financial statements.

2. DEBENTURES

On March 29, 2005, the Company issued three convertible debentures with a principal amount of $400,000, $250,000 and $50,000, respectively, and amended and restated its December 6, 2004 intercreditor agreement. The convertible debentures bear an interest rate of 20% per annum and mature on the earlier of [a] September 6, 2005; [b] five business days following the Company's receipt of all or substantially all of its Scientific Research and Experimental Development tax credits for the fiscal year ended December 31, 2004; or [c] an event of default. The convertible debentures are repayable earlier than maturity only with the consent of the holder.

The proceeds of any Scientific Research and Experimental Development tax credits to be received for the fiscal year ended December 31, 2004 remain assigned to the purchasers of the convertible debentures and the holders of the convertible debentures continue to hold a security interest in the property, assets, rights and undertakings of the Company through a General Security Agreement.

A portion of the debentures in the amount of $12,059 has been allocated to shareholders' equity as the debentures contain both a liability and an equity element arising from the conversion feature. The Company has calculated the liability component of the debentures as the present value of the interest payments and repayment of the principal amount discounted at a rate estimated to be equivalent to a similar debt with no equity element attached. The net proceeds received from the issuance of the debentures, less the liability component, have been classified as shareholders' equity. The effective interest rate for the liability component is 25%. The Company accrues interest at a 20% interest rate and records accreted interest representing the discount of the debenture over the period to its maturity. For the three months ended March 31, 2005, the accrued interest on the debentures was $35,671 [2004 - nil] and the accreted interest was $11,870 [2004 - nil].

3. LOSS PER SHARE

Loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the reporting period. Loss per share, for all periods presented, was calculated using the weighted average number of common shares outstanding during the period, as follows:

                                                             Three           Three
                                                             months          months
                                                             ended           ended
                                                            March 31,       March 31,
                                                              2005            2004
                                                                $               $
-------------------------------------------------------------------------------------
Basic loss per share
Net loss for the period                                     (542,081)        (702,251)
Dividend in arrears on Class B preference shares            (125,410)         (94,591)
Dividend in arrears on Special preference shares             (92,333)         (91,578)
-------------------------------------------------------------------------------------
Net loss attributable to common shareholders                (759,824)        (888,420)
=====================================================================================

Weighted average number of common shares outstanding
Basic                                                      1,215,000        1,215,000
=====================================================================================

Basic loss per share                                      $    (0.63)      $    (0.73)
=====================================================================================

For the three months ended March 31, 2005, the Class A preference shares, Class B preference shares, Special preference shares, convertible debentures, warrants and stock options have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

4. COMMITMENTS

The Company has entered into a contract dated January 2005 for pre-clinical research services. The contract is expected to be completed by December 31, 2005. The Company can terminate this contract at any time with payment of expenses actually incurred by the service provider without penalty.

5. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The interim financial statements of the Company as at March 31, 2005 and for the three months ended March 31, 2005 and 2004 have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"] for interim financial reporting. Such principles differ in certain respects from United States generally accepted accounting principles ["U.S. GAAP"]. For information on material differences between Canadian GAAP and U.S. GAAP, reference should be made to note 11 - Canadian and United States accounting policy differences - of the Company's audited financial statements as at and for the years ended December 31, 2004 and 2003.

The financial information presented in these interim financial statements presented in accordance with Canadian GAAP and in this reconciliation with U.S. GAAP for the three months ended March 31, 2005 and 2004 is unaudited. However, in the opinion of management, such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

[a]   Reconciliation of net loss under Canadian and U.S. GAAP:

                                                          Three          Three
                                                         months         months
                                                          ended          ended
                                                        March 31,      March 31,
                                                          2005           2004
                                                            $              $
      -------------------------------------------------------------------------

      Loss for the period, as reported                  (542,081)      (702,251)
      Adjust to remove stock-based compensation
        expense for employees [i]                          4,048          5,717
      Add stock-based compensation expense for
        non-employees prior to January 1, 2002 [ii]       (1,474)        (2,332)
      Add interest on debentures [iii]                    11,870             --
      -------------------------------------------------------------------------
      Loss for the period under U.S. GAAP               (527,637)      (698,866)
      =========================================================================

      [i]   Stock-based compensation for employees

            Under Canadian GAAP, stock-based compensation costs related to employee options granted prior to January 1, 2003 are required to be expensed. Under U.S. GAAP, there is no requirement to expense stock-based compensation costs related to employees.

      [ii]  Stock-based compensation for non-employees

            Under Canadian GAAP, stock-based compensation costs related to non-employee options granted prior to January 1, 2002 are required to be expensed. Under U.S. GAAP, all options granted to non-employees subsequent to July 1, 1995 are required to be expensed.

      [iii] Interest on debentures and financial instruments

            Under Canadian GAAP prescribed by The Canadian Institute of Chartered Accountants' Handbook Section 3860 "Financial Instruments
            - Disclosure and Presentation", the debentures issued by the Company contain both a debt and an equity component and have been split for balance sheet presentation. Under U.S. GAAP, the debentures are classified as debt instruments and would have been recorded at the face amount of the debt [note 2]. Under U.S. GAAP, net loss would be reduced by $11,870 for the three months ended March 31, 2005 [2004 - nil] as there would be no accreted interest expense. Accordingly, on the interim balance sheet under U.S. GAAP as at March 31, 2005, deficit would be reduced by $11,870, the debentures would be increased by $25,341, and contributed surplus would be decreased by $37,211.

[b]   Stock option disclosure:

      Under Canadian GAAP, compensation expense for employee stock options granted or modified on or after January 1, 2003 is accounted for using the fair value method and amounted to $7,670 for the three months ended March 31, 2005 [2004 - $9,339]. No options were granted during the period ended March 31, 2005.

      The Company does not recognize compensation expense for stock options granted to employees prior to January 1, 2003. The following table outlines the pro forma impact of options granted that have not been recognized as an expense. The compensation cost for these options is determined under the fair value method for awards granted on or after July 1, 1995:

                                                          Three          Three
                                                         months         months
                                                          ended          ended
                                                        March 31,      March 31,
                                                          2005           2004
                                                            $              $
      -------------------------------------------------------------------------

      Loss for the period under U.S. GAAP               (527,637)      (698,866)
      Pro forma stock-based compensation expense         (16,658)       (21,456)
      -------------------------------------------------------------------------

      Pro forma net loss for the period                 (544,295)      (720,322)
      =========================================================================

      Pro forma basic and diluted loss
        per common share                                $  (0.63)      $  (0.75)
      =========================================================================

      The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out below:

      --------------------------------------------------------------------------
      Risk-free interest rate                                        3.5% - 3.9%
      Volatility factor                                                      75%
      Expected life of options                                           6 years
      Vesting period [months]                           Immediately to 48 months
      --------------------------------------------------------------------------

     The Black-Scholes option pricing model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

[c]   Investment tax credits:

      Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the loss for the period as a result of this GAAP difference. Investment tax credits earned are as follows:

                                                                                  From
                                              Three            Three      inception on
                                             months           months          April 5,
                                              ended            ended           1994 to
                                            March 31,        March 31,       March 31,
                                              2005             2004               2005
                                                $                $                  $
      --------------------------------------------------------------------------------
      Investment tax credits earned          164,008          252,803        3,297,105
      ================================================================================

6. SUBSEQUENT EVENT

On May 2, 2005, the Company was acquired by YM BioSciences Inc. ["YM"], a public company in the cancer therapy business. The total purchase price approximated $10 million excluding contingent consideration based on the achievement of certain milestones as discussed further below. YM issued 1,587,302 common shares to the Company's shareholders, in consideration for the outstanding debt and the working capital in DELEX, and issued an additional 4,603,174 common shares in consideration for the outstanding DELEX shares. A closing condition of the acquisition was that the Company have working capital of $5,000,000 based on the January 31, 2005 balance sheet. Immediately prior to closing, the Company issued additional equity to existing shareholders in amounts to provide enough cash to meet the working capital target. Future consideration from YM includes an additional 2,777,778 common shares to be issued by YM to the shareholders of the Company upon achievement of specific milestones with respect to the Company's technology: 396,825 upon regulatory approval for a Phase II clinical trial; 634,921 upon entering a collaboration or other licensing arrangement; 1,111,112 upon initiation of the first Phase III clinical trial; and 634,920 upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using DELEX's technology, YM will make an additional payment of $4,750,000, in cash or common shares, or a combination of both, at its option, to the Company's shareholders.

YM BioSciences Inc.
Pro Forma Consolidated Financial Statements
As at March 31, 2005 and for the Nine Months Ended March 31, 2005 and for the Year Ended June 30, 2004 (Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Pro Forma Consolidated Balance Sheet as at March 31, 2005
(Unaudited)
(Expressed in Canadian dollars)

                                                              YM             DELEX
                                                          Biosciences     Therapeutics       Pro Forma                   Pro Forma
                                                              Inc.            Inc.          Adjustments      Notes     Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                            $  1,049,702     $    853,242     $  3,245,124      2a, 2b    $  5,148,068
    Short-term deposits                                    30,031,371               --               --                  30,031,371
    Marketable securities                                      17,576               --               --                      17,576
    Investment tax credits recoverable                             --          839,830               --                     839,830
    Accounts receivable and prepaid expenses                  137,582           61,102               --                     198,684
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                       31,236,231        1,754,174        3,245,124                  36,235,529
Capital assets                                                 16,042          335,893         (135,893)       2b           216,042
Acquired research and development costs                            --           45,825        5,490,868        2c         5,536,693
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                             $ 31,252,273     $  2,135,892     $  8,600,099                $ 41,988,264
===================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                     $    773,876     $    210,096     $         --                $    983,972
    Accrued liabilities                                       830,001          157,643          500,000        2d         1,487,644
    Current portion of obligations under capital lease             --            5,555               --                       5,555
    Debentures                                                     --        1,419,535       (1,419,535)       2b                --
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                   1,603,877        1,792,829         (919,535)                  2,477,171
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
    Share capital                                          77,512,058          118,950        9,743,747      2a, 2e      87,374,755
    Share and unit purchase warrants                        5,319,607               --               --                   5,319,607
    Class A preference shares                                      --          825,000         (825,000)       2e                --
    Class B preference shares                                      --        5,535,083       (5,535,083)       2e                --
    Special preference shares                                      --        5,148,303       (5,148,303)       2e                --
    Contributed surplus                                     1,085,955          117,025         (117,025)       2e         1,085,955
    Deficit accumulated during the development stage      (54,269,224)     (11,401,298)      11,401,298        2f       (54,269,224)
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                 29,648,396          343,063        9,519,634                  39,511,093
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity               $ 31,252,273     $  2,135,892     $  8,600,099                $ 41,988,264
===================================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Pro Forma Consolidated Statement of Operations for the Nine Months Ended March 31, 2005
(Unaudited)
(Expressed in Canadian dollars)

                                                            YM                DELEX           Pro Forma                 Pro Forma
                                                     Biosciences Inc.   Therapeutics Inc.    Adjustments      Notes    Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Revenue
    Out-licensing revenue                              $    696,327       $         --       $         --              $    696,327
    Interest income                                         496,779              7,206                 --                   503,985
-----------------------------------------------------------------------------------------------------------------------------------
                                                          1,193,106              7,206                 --                 1,200,312
Expenses
    General and administrative                            4,003,648            806,609             82,746      3c         4,893,003
    Licensing and product development                     6,440,255                 --                 --                 6,440,255
    Research and development                                     --            632,495            374,305      3d         1,006,800
    Amortization                                                 --             35,964            572,622      3a           608,586
    Interest expense                                             --             68,269            (56,363)     3b            11,906
-----------------------------------------------------------------------------------------------------------------------------------
                                                         10,443,903          1,543,337            973,310                12,960,550
-----------------------------------------------------------------------------------------------------------------------------------
Loss before the undernoted                               (9,250,797)        (1,536,131)          (973,310)              (11,760,238)

Unrealized loss on foreign exchange                        (123,689)                --                 --                  (123,689)
Loss on sale of marketable securities                        (2,139)                --                 --                    (2,139)
-----------------------------------------------------------------------------------------------------------------------------------
Loss for the period based on Canadian GAAP             $ (9,376,625)      $ (1,536,131)      $   (973,310)             $(11,886,066)
===================================================================================================================================

Basic and diluted loss per common share                $      (0.28)                                                   $      (0.33)
===================================================================================================================================

Weighted average number of common shares outstanding     32,942,273                                                      36,354,971
===================================================================================================================================

Reconciliation of loss for the period from Canadian GAAP to United States GAAP:

Loss for the period based on Canadian GAAP             $ (9,376,625)      $ (1,536,131)      $   (973,310)             $(11,886,066)
Unrealized loss on marketable securities                    (49,258)                --                 --      5a           (49,258)
Reversal of stock compensation                              513,352                 --             90,500      5b           603,852
Add back amortization of in-process R&D                          --                 --            593,217      5c           593,217
-----------------------------------------------------------------------------------------------------------------------------------
Loss for the period based on United States GAAP        $ (8,912,531)      $ (1,536,131)      $   (289,593)             $(10,738,255)
===================================================================================================================================

Basic and diluted loss per common share                $      (0.27)                                                   $      (0.30)
===================================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Pro Forma Consolidated Statement of Operations for the Year Ended June 30, 2004
(Unaudited)
(Expressed in Canadian dollars)

                                                            YM               DELEX             Pro Forma                 Pro Forma
                                                     Biosciences Inc.   Therapeutics Inc.     Adjustments    Notes     Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Revenue
    Out-licensing revenue                              $         --       $         --       $         --              $         --
    Interest income                                         347,187             64,643                 --                   411,830
-----------------------------------------------------------------------------------------------------------------------------------
                                                            347,187             64,643                 --                   411,830
Expenses
    General and administrative                            3,610,848          1,148,084            251,003      3c         5,009,935
    Licensing and product development                     5,066,569                 --                 --                 5,066,569
    Research and development                                     --            949,201            813,898      3d         1,763,099
    Amortization                                                 --            227,368            758,702      3a           986,070
    Interest expense                                             --             11,865                 --                    11,865
-----------------------------------------------------------------------------------------------------------------------------------
                                                          8,677,417          2,336,518          1,823,603                12,837,538
-----------------------------------------------------------------------------------------------------------------------------------
Loss before the undernoted                               (8,330,230)        (2,271,875)        (1,823,603)              (12,425,708)

Gain on sale of marketable securities                       638,332                 --                 --                   638,332
-----------------------------------------------------------------------------------------------------------------------------------
Loss for the period based on Canadian GAAP             $ (7,691,898)      $ (2,271,875)      $ (1,823,603)             $(11,787,376)
===================================================================================================================================

Basic and diluted loss per common share                $      (0.36)                                                   $      (0.48)
===================================================================================================================================

Weighted average number of common shares outstanding     21,353,479                                                      24,766,177
===================================================================================================================================

Reconciliation of loss for the period from Canadian GAAP to United States GAAP:
Loss for the period based on Canadian GAAP             $ (7,691,898)      $ (2,271,875)      $ (1,823,603)             $(11,787,376)
Unrealized gain on marketable securities                     49,776                 --                 --      5a            49,776
Reversal of stock compensation                              480,524                 --            241,334      5b           721,858
Add back amortization of in-process R&D                          --                 --            790,956      5c           790,956
Less in-process research and development                         --                 --         (5,536,693)     5c        (5,536,693)
-----------------------------------------------------------------------------------------------------------------------------------
Loss for the period based on United States GAAP        $ (7,161,598)      $ (2,271,875)      $ (6,328,006)             $(15,761,479)
===================================================================================================================================

Basic and diluted loss per common share                $      (0.34)                                                   $      (0.64)
===================================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Pro Forma Consolidated Financial Statements
March 31, 2005 (Unaudited)

(Expressed in Canadian dollars)

1.    Basis of presentation

      The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2005 and the unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2005 and for the year ended June 30, 2004, have been prepared to give effect to the acquisition by YM BioSciences Inc. (the "Company") of DELEX Therapeutics Inc. ("DELEX"). The transaction closed on May 2, 2005.

      In the opinion of the Company's management, the unaudited pro forma consolidated financial statements include all necessary adjustments for fair presentation in accordance with Canadian generally accepted accounting principles.

      The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2005 has been prepared as if the acquisition took place on March 31, 2005, and from information derived from the unaudited consolidated balance sheet of the Company as at March 31, 2005, the unaudited balance sheet of DELEX at March 31, 2005 and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statements of operations have been prepared as if the acquisition took place on July 1, 2003, and from information derived from the unaudited consolidated statements of operations of the Company for the nine months ended March 31, 2005 and the audited consolidated statement of operations of the Company for the year ended June 30, 2004 and the adjustments and assumptions outlined below. The unaudited statements of operations for DELEX were constructed for purposes of preparing the unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2005 and for the year ended June 30, 2004 and were derived from, but do not conform to, the financial statements included elsewhere in the business acquisition report. The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those disclosed in the Company's audited financial statements as of and for the year ended June 30, 2004.

      The Company has reviewed the accounting policies of DELEX and believe that they are materially consistent with the Company's accounting policies. No adjustments have been made to the pro forma consolidated financial statements to conform accounting policies.

      The unaudited pro forma consolidated financial statement information is based on preliminary estimates and assumptions set forth in the notes to such information. The unaudited pro forma consolidated financial statements are being furnished solely for information purposes and are not intended to present or be indicative of the consolidated financial position and consolidated results of operations that would have occurred if the transactions had been in effect on the dates indicated or of the financial position or operating results that may be obtained in the future.

      The unaudited pro forma consolidated financial statements should be read in conjunction with the audited and unaudited financial statements of the Company and DELEX including the notes to those financial statements, and the descriptions of the transaction indicated below. Certain elements of the DELEX financial statements have been reclassified to provide a consistent classification format.

2.    Unaudited pro forma balance sheet

      The following assumptions and adjustments have been made to the consolidated balance sheet of the Company and DELEX as at March 31, 2005 to reflect the transaction described in note 1 as if the transaction had occurred on March 31, 2005.

      The acquisition will be accounted for using the purchase method of accounting. Under the terms of the Purchase Agreement, the Company issued 6,190,476 common shares to DELEX shareholders in consideration for the outstanding debt payable to DELEX shareholders, the working capital of DELEX and the DELEX shares. Of the total common shares issued, 4,603,174 are to be held in escrow for the benefit of DELEX shareholders. Of these escrowed shares, 1,825,396 will be released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing.

      The remaining 2,777,778 escrowed shares will be released from escrow upon achievement of specific milestones with respect to DELEX technology and will be accounted for as contingent consideration, as the outcome of the contingency cannot be determined beyond a reasonable doubt at May 2, 2005. As milestones are achieved, the escrowed shares will be released and will be measured at the fair value of the Company's common shares at that time. The number of escrowed shares for each milestone are: 396,825 upon regulatory approval for a Phase II clinical trial; 634,921 upon entering a collaboration or other licensing agreement; 1,111,112 upon initiation of the first Phase III clinical trial; and 634,920 upon initiation of the second Phase III clinical trial. In addition, the Company will make a payment of $4,750,000 in cash or common shares, or a combination of both, at the Company's option, to the DELEX shareholders upon receipt of United States regulatory approval to market a product using DELEX's technology.

      The purchase consideration noted below has been allocated to DELEX's assets and liabilities, based on the estimated fair value of such items. These fair values are based on management's preliminary estimates and are subject to change once the final valuations have been completed.

      Purchase consideration:
          3,412,698 common shares of YM                              $ 9,862,697
          Acquisition costs                                              500,000
      --------------------------------------------------------------------------
                                                                     $10,362,697
      --------------------------------------------------------------------------

      The fair value of the YM shares issued is based on the average closing price of YM shares two days before, the day of, and two days after May 2, 2005, the closing date of the acquisition

      Assets acquired:

          Cash                                                            $  5,543,242
          Note receivable from DELEX owed to its former shareholders         4,690,000
          Accounts receivable and prepaid expenses                              61,102
          Investment tax credits recoverable                                   839,830
          Capital assets                                                       200,000
          Acquired research and development costs                            5,536,693
      --------------------------------------------------------------------------------
                                                                            16,870,867
      Liabilities assumed:

          Debentures                                                        (1,444,876)
          Note payable to DELEX shareholders                                (4,690,000)
          Accounts payable and accrued liabilities                            (367,739)
          Obligations under capital leases                                      (5,555)
      --------------------------------------------------------------------------------
                                                                            (6,508,170)
      --------------------------------------------------------------------------------
      Net assets acquired                                                 $ 10,362,697
      --------------------------------------------------------------------------------

      DELEX has accumulated approximately $6,468,000 of non-capital losses, $4,170,000 in Canadian scientific research and experimental development expenditures, and $70,000 in federal investment tax credits for income tax purposes as at December 31, 2004. Due to the risks inherent in the biotech industry in general and the history of operating losses of the Company and DELEX, a full valuation allowance against these future tax assets has been taken at the time of acquisition.

      The unaudited pro forma purchase equation adjustments and allocation of purchase price are preliminary and are based on management's estimates of the fair value of the assets acquired and liabilities assumed. Because the Company has only recently acquired DELEX, it is not practicable to definitively allocate the purchase price. The final purchase price allocation will be completed after the asset valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of DELEX that exist as of May 2, 2005. Any final adjustments may change the allocations of the purchase price, which could affect the fair value assigned to the assets and liabilities included in these unaudited pro forma consolidated financial statements.

      The adjustments to reflect the acquisition are as follows:

      a) The acquisition of DELEX was financed through the issue of common shares of YM with a value of $9,862,697. As a condition of closing, DELEX shareholders were required to contribute cash by way of a note payable in the amount of $4,690,000 to DELEX to increase the working capital of DELEX to $5,000,000 based on the financial position of DELEX as of January 31, 2005.

      b) The assets and liabilities of DELEX will be included in the Company's consolidated financial statements at their fair values. These fair values are based on management's best estimates and are subject to change once the final valuations have been completed. The following fair value adjustments are reflected in the unaudited pro forma balance sheet:

            i.    The write-off of $135,893 of capital assets;

            ii. The debentures were recorded in the balance sheet of DELEX at the discounted value of the debenture plus accrued interest in the amount of $1,419,535. At the time of closing, the face value of the debentures plus accrued interest of $1,444,876 was repaid by DELEX from its cash balance as part of the purchase transaction.

      c) Intangible assets representing the value of patents and in-process research and development, which in the opinion of management of the Company are not separable, of $5,536,693 arising from the acquisition have been added.

      d) Accrued liabilities have been increased by $500,000 representing the transaction costs associated with the transaction.

      e) DELEX's share capital in the amounts of $118,950 for common shares, $825,000 for Class A preference shares, $5,535,083 for Class B preference shares, $5,148,303 for Special preference shares, and $117,025 for contributed surplus has been eliminated.

      f)    DELEX's deficit of $11,401,298 has been eliminated.

3.    Unaudited pro forma statement of operations

      The following pro forma adjustments have been made for the purpose of the unaudited pro forma statement of operations:

      a) Pro forma amortization expense has been increased by $593,217 and $790,956 for the nine months ended March 31, 2005 and for the year ended June 30, 2004, respectively, to reflect the amortization of identifiable intangible assets arising from the acquisition over the estimated useful live of seven years.

            Pro forma amortization expense has been decreased by $20,595 and $32,254 for the nine months ended March 31, 2005 and for the year ended June 30, 2004, respectively, to reflect the write-off of $135,893 of capital assets at the time of acquisition.

      b) Interest expense has been reduced by $56,363 for the nine months ended March 31, 2005 representing the elimination of interest expense for DELEX on convertible debentures that were repaid as a consequence of the acquisition.

      c) The stock-based compensation expense relating to DELEX stock options that were cancelled at closing in the amount of $26,504 for the nine months ended March 31, 2005 and $40,331 for the year ended June 30, 2004 has been removed, and the addition of stock-based compensation expense related to 362,000 options issued by the Company to DELEX employees on the commencement of their employment with the Company and 75,000 options to certain non-employees related to DELEX has been added. The options issued by the Company vested one-third immediately, with future vesting of one-third on the first anniversary and one-third on the second anniversary of closing. The stock-based compensation related to these options amounted to $109,250 for the nine months ended March 31, 2005 and $291,334 for the year ended June 30, 2004. Assumptions used to determine the fair value of the stock options issued were: share price of $2.90; exercise price of $3.15; risk-free interest rate of 3.92%; volatility factor of 120%; and contractual life of options of 10 years.

      d) Prior to the acquisition, DELEX was a Canadian Controlled Private Corporation under the tax laws of Canada and was entitled to receive refundable federal investment tax credits (ITCs) on qualified scientific research and experimental development expenditures. At the time of acquisition, DELEX became a subsidiary of the Company and no longer eligible for refundable federal ITCs. Investment tax credits are recorded as a reduction of the related research and development expenditures. Accordingly, investment tax credits amounting to $374,305 for the nine months ended March 31, 2005 and $813,898 for the year ended June 30, 2004 were added back to research and development expenses.


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4.    Pro forma loss per common share

      The calculation of basic and diluted loss per common share in the pro forma consolidated statements of operations is based on the pro forma number of common shares of the Company outstanding for the nine months ended March 31, 2005 and for the year ended June 30, 2004 had the issuance of the common shares of the Company related to the pro forma transactions taken place on July 1, 2003.

5.    Reconciliation of pro forma information to United States GAAP:

      If United States GAAP were employed, the pro forma consolidated balance sheet as at March 31, 2005 and the pro forma consolidated statements of operations for the nine months ended March 31, 2005 and for the year ended June 30, 2004 would be adjusted as follows:

      a) Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Under United States GAAP, these securities are measured at market value each period end and any unrealized gains and losses on securities held are reported in the consolidated statements of operations. Accordingly, under United States GAAP the value of the investments would be decreased by $49,258 for the nine months ended March 31, 2005 and increased by $49,776 for the year ended June 30, 2004.

      b) Under Canadian GAAP, the Company and DELEX have applied the fair value based method of accounting for stock options granted to employees for options granted on or after July 1, 2002, and January 1, 2002, respectively. Under United States GAAP, the Company and DELEX apply the intrinsic value method in accordance with APB 25. As stated in 3c) above, DELEX stock-based compensation expense was adjusted to remove the full expense from the unaudited pro forma consolidated statements of operations since the DELEX stock option plan was discontinued at closing. For United States GAAP purposes, the pro forma adjustment in 3c) to recognize the stock-based compensation of new options granted to DELEX employees is reversed in the amounts of $90,500 for the nine months ended March 31, 2005 and $241,334 the year ended June 30, 2004. Stock-based compensation expense of the Company for employee awards recorded for Canadian GAAP purposes of $513,352 and $480,524 for the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively, have also been reversed for United States GAAP purposes.


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

      c) Under Canadian GAAP, $5,536,693 capitalized on the balance sheet as "acquired research and development costs" will be amortized over its estimated useful life of seven years. Under United States GAAP this amount has been determined to be in-process research and development costs where the use of the assets is contingent upon future development subsequent to the acquisition and, accordingly, the amount is expensed at the time of acquisition. Under United States GAAP, acquired research and development costs will be nil, and total assets and total shareholders' equity will each be reduced by $5,536,693 immediately following the acquisition.

            As a result of the expensing of the in-process research and development costs for United States GAAP, the amortization reflected in the pro forma consolidated statement of operations for the nine months ended March 31, 2005 and the year ended June 30, 2004 would be lower by $593,217 and $790,956, respectively.


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